Exhibit 99.13

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News release…

Date: 18 January 2006
Ref: PR453 Q4

Fourth quarter 2005 operations review

•	The strong operational performance seen in the first nine months of the year continued with many operations setting production records for the full year.

•	Hamersley’s shipments of iron ore set a new record for both the quarter and the full year. The ramp-up of the new shiploading facilities at Dampier boosted export capacity and handled their first shipment of lump ore.

•	Kennecott Utah Copper continued its focus on the higher grade molybdenum ore to take advantage of higher margin production afforded by strong molybdenum markets. Fourth quarter molybdenum production was 16 per cent higher than the previous record set in the third quarter, and full year production was 130 per cent above prior year. This resulted in lower mined copper units in line with lower grades.

•	Gold and copper production at the Grasberg mine increased further during the quarter, benefiting from increased access to higher grade ore and improvements in mill throughput.

•	Full year alumina production for 2005 was 33 per cent higher than 2004. However, fourth quarter production at the Comalco Alumina Refinery continued to be impacted by digestion pump performance. Annual production at the Queensland Alumina Refinery was a record.

•	The underground development at the Argyle diamond mine and the life extension at the Rössing uranium mine were approved during the quarter.

•	Favourable market conditions enabled the sale of Rio Tinto’s interest in Lihir Gold to take place in November.

•	Pre-tax expenditure on exploration and evaluation in 2005 was $60 million higher than in 2004 reflecting increased brownfield exploration to expand existing resources and continued evaluation work on advanced projects. In December Rio Tinto won the tender to evaluate the La Granja copper project in northern Peru.

All currency figures in this report are US dollars unless otherwise stated

Cont…/

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

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IRON ORE

Rio Tinto share of production (000 tonnes)
	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04

Hamersley	22,447	+11%	+1%	86,132	+16%
Robe River	7,362	+17%	+0%	27,764	+8%
IOC (pellets and concentrate)	2,424	+18%	+6%	9,188	+40%

Demand remained strong from all markets throughout the year. Further expansions of Hamersley’s wholly owned Yandicoogina mine and of the Dampier port in Western Australia were announced in October 2005 to take the capacity of Rio Tinto’s ports in the Pilbara to close to 200 million tonnes by 2008.

Hamersley
Production remained at near record levels this quarter contributing to a record production year for Hamersley, up 16 per cent on 2004.

Record quarterly sales, up 15 per cent on the previous quarter, contributed to a yearly sales total up 18 per cent on 2004. Export capacity was boosted by the ramp-up of new shiploading facilities at Dampier, which handled 5.7 million tonnes this quarter, including their first shipment of lump ore.

Robe River
Production and sales of West Angelas ore reached record levels, following the completion of the expansion project last quarter. Pannawonica mine production remained steady this quarter, with sales lifting slightly in response to increased demand.

Iron Ore Company of Canada
Annual production of pellets reached record levels, with total saleable production up 40 per cent on 2004. Fourth quarter sales and production were substantially higher than 2004 due to improved plant reliability and throughput rates.

ENERGY

US Thermal Coal

Rio Tinto share of production (000 tonnes)
	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04

Kennecott Energy	29,135	-6%	+3%	115,580	-2%

Fourth quarter production improved on the third quarter performance. Cordero Rojo recovered from the third quarter when spoil pile instability caused by severe weather conditions curtailed production.

Two train derailments in May 2005 and the subsequent major rail maintenance programme instituted by the operators of the Joint Rail Line resulted in disappointing coal volumes shipped from KEC’s Powder River Basin operations in 2005. The rail maintenance programme was completed in early December.

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Australian Coal

Rio Tinto share of production (000 tonnes)
	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04
Rio Tinto Coal Australia
Hard coking coal	1,585	+14%	-10%	7,195	+6%
Other coal	7,576	-8%	-5%	30,863	-6%

Production at Hail Creek continued to ramp up to a six million tonnes per annum rate accounting for the year-on-year increase in hard coking coal production. Production at Kestrel was lower in the current quarter compared with the previous quarter due to a longwall changeover.

Production at Blair Athol was reduced due to wet weather and coal plant maintenance. Tarong production for the quarter was consistent with demand levels from the Tarong Energy Corporation.

Other Energy
In October, Energy Resources of Australia announced an increase in total reserves of 6,285 tonnes contained uranium oxide at its Ranger mine, as a result of a reduction in cut-off grade, which added three years to the predicted operational life. In December, Rio Tinto approved the life extension at the Rössing uranium mine in Namibia. This project will extend the life of the mine at current production levels through to approximately 2016 and will involve additional capital expenditure of $82 million.

INDUSTRIAL MINERALS

Rio Tinto share of production (000 tonnes)
	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04

Borates	151	+10%	+7%	560	-1%
Titanium dioxide feedstock	335	+5%	+2%	1,312	+10%

Production of borates was above both the preceding quarter and the corresponding quarter of 2004 reflecting increased demand for end use products and debottlenecking productivity improvements. Titanium dioxide feedstock production for the full year was 10 per cent higher than the prior year following the completed ramp-up to 325,000 tonnes of QIT’s Upgraded Slag (UGS) expansion. A new monthly record was set in October for the UGS plant as it approaches full nameplate capacity.

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ALUMINIUM

Rio Tinto share of production (000 tonnes)

	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04
Rio Tinto Aluminium
Bauxite	4,576	+37%	+21%	15,474	+21%
Alumina	748	+11%	+3%	2,963	+33%
Aluminium	215.6	+3%	-0%	853.7	+2%

Bauxite production continued to increase due to the successful commissioning of Project NeWeipa. 2005 production was a record as a result of increased production from both the East Weipa and Andoom mines.

The new Comalco Alumina Refinery produced 220,000 tonnes quarter, as efforts continued to improve the reliability of the pumps feeding the digestion circuit. Queensland Alumina Refinery continued its strong performance and achieved record annual production.

The Bell Bay, Boyne Island and Tiwai Point smelters also achieved annual production records.

COPPER

Rio Tinto share of production

	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04
Kennecott Utah Copper
Mined copper (000 tonnes)	51.6	-30%	+3%	220.6	-16%
Refined copper (000 tonnes)	65.1	+6%	-4%	232.0	-6%
Molybdenum (000 tonnes)	4.6	+63%	+16%	15.6	+130%
Mined gold (000 ozs)	103	-9%	+8%	418	+27%
Refined gold (000 ozs)	110	+63%	+20%	369	+23%

Escondida
Mined copper (000 tonnes)	100.4	+9%	-1%	381.1	+5%

Grasberg JV
Mined copper (000 tonnes)	38.2	+59%	+62%	109.6	+128%
Mined gold (000 ozs)	248	+608%	+103%	670	+710%

Kennecott Utah Copper
With molybdenum prices remaining strong throughout the quarter, the optimisation of mine production in favour of molybdenum has continued, with a corresponding impact on operating costs. Copper concentrate volumes therefore reduced in line with lower copper grades compared with the fourth quarter and full year 2004. Improved recoveries following the completion of the moly plant expansion project boosted molybdenum production further. Annual gold production improved in line with the associated grade profile.

Smelter and refinery production were higher in the fourth quarter of 2005 compared with the same period of 2004, which was impacted by a ten day smelter maintenance shutdown.

Escondida
Year on year production at Escondida benefited from the commissioning of the Norte crusher and ore handling system in September and continued improvements in mill performance. Tonnage for the fourth quarter fell back slightly in line with lower grades and declining output from the existing oxide leach pads.

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Grasberg
Fourth quarter production benefited significantly from increased access to the high grade ore in 6 South and improvements in mill throughput. The superior grades from 6 South also favourably impacted the 2005 full year production relative to the prior year. There was a minor revision to the metal strip, which determines the allocation of volumes between the joint venture partners, resulting in an additional 8,500 tonnes of copper being attributed to Rio Tinto during the fourth quarter.

Other
Production at Northparkes continued to increase, being 13 per cent above the third quarter with the full year 80 per cent above the previous year. The successful ramp up of Lift 2 has provided higher copper feed grades and allowed increased throughput.

At Palabora fourth quarter production fell 11 per cent compared with the third quarter. This was caused by loader availabilities and a number of unscheduled downtime events. 2005 tonnage was 12 per cent higher than 2004, as a result of higher overall throughput rates and improved recoveries.

DIAMONDS

Rio Tinto share of production (000 carats)

	Q4 05	vs Q4 04	vs Q3 05	FY 05	vs FY 04

Argyle	6,455	-28%	+8%	30,476	+48%
Diavik	1,098	+22%	-16%	4,963	+9%

Argyle
Tonnes processed at Argyle for the quarter were in line with previous quarter performance but lower than the same quarter last year. This reflects timing of maintenance activities as well as a reduction in throughput, due to changes in processing plant operational practices designed to improve recovery and lower costs. Carat production is reflective of the grade of current face positions in the open pit consistent with mine planning and the tight pit configuration.

In December, Rio Tinto announced the decision to develop a $760 million block cave underground project at the Argyle diamond mine, with an additional $150 million to be spent on a related open pit cutback. This will extend the life of the operation to 2018.

Diavik
The decline in carat production from the prior quarter was attributable to a higher proportion of lower grade A154N ore being accessed following the completion of a new mine plan. In addition, higher than planned maintenance activity in the plant reduced throughput.

OTHER OPERATIONS

In November Rio Tinto agreed to sell its 14.5 per cent investment in Lihir Gold for approximately $295 million.

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EXPLORATION AND EVALUATION

Pre-tax expenditure on exploration and evaluation charged to the profit and loss account in the twelve months of 2005 was $250 million compared with $190 million in the same period of 2004. $57 million of this expenditure was charged against business unit earnings.

Exploration drilling continued on copper targets in Chile, Mexico and in Turkey. Diamond exploration continued in Canada, Botswana, Mauritania, India and Brazil. Iron ore exploration continued in the Hamersley Basin (Western Australia) and in West Africa. Exploration for thermal and coking coal opportunities continued in southern Africa, Australia, Mongolia and Canada. At La Sampala (nickel, Indonesia), negotiations for a Contract of Work continued.

In December Rio Tinto received confirmation of success in two tenders. The first was the award of the La Granja copper project located in the Region of Cajamarca in northern Peru. The second was a successful bid for the Jarandol concession hosting the Piskanja borate deposit located in southern Serbia. Both projects will now enter a period of ongoing exploration and evaluation.

Brownfield exploration is underway at a number of Rio Tinto businesses, with notable efforts to expand resources continuing in the Pilbara, at Kennecott Utah Copper, on the Freeport and Cortez Joint Ventures, at Greens Creek and at Northparkes.

Evaluation work continued at Eagle (nickel/copper, US), Sari Gunay (gold, Iran), Resolution (copper/gold, US), Potasio Rio Colorado (potash, Argentina) and Simandou (iron ore, Guinea).

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Maria Darby Walker	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7725 036 544	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com

High resolution photographs available at: www.newscast.co.uk

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RIO TINTO PRODUCTION SUMMARY

RIO TINTO SHARE OF PRODUCTION

		QUARTER			FULL YEAR		% CHANGE

		2004 Q4	2005 Q3	2005 Q4	2004	2005	Q4 05 vs Q3 05	Q4 05 vs Q4 04	2005 vs 2004
Principal Commodities
Alumina	('000 t)	671	725	748	2,231	2,963	3%	11%	33%
Aluminium	('000 t)	209.1	216.6	215.6	836.5	853.7	0%	3%	2%
Borates	('000 t)	137	141	151	565	560	7%	10%	-1%
Coal – hard coking coal	('000 t)	1,389	1,755	1,585	6,760	7,195	-10%	14%	6%
Coal – other Australian	('000 t)	8,255	7,996	7,576	32,943	30,863	-5%	-8%	-6%
Coal – US	('000 t)	31,072	28,290	29,135	117,734	115,580	3%	-6%	-2%
Copper – mined	('000 t)	204.9	195.4	210.7	753.1	784.4	8%	3%	4%
Copper – refined	('000 t)	81.1	89.2	85.5	332.6	314.5	-4%	5%	-5%
Diamonds	('000 cts)	9,946	7,349	7,598	25,202	35,635	3%	-24%	41%
Gold – mined	('000 ozs)	428	376	469	1,552	1,726	25%	10%	11%
Gold – refined	('000 ozs)	68	92	110	300	369	20%	63%	23%
Iron ore	('000 t)	28,903	32,187	32,522	107,757	124,494	1%	13%	16%
Titanium dioxide feedstock	('000 t)	319	327	335	1,192	1,312	2%	5%	10%

Other Metals & Minerals
Bauxite	('000 t)	3,333	3,781	4,576	12,828	15,474	21%	37%	21%
Lead – mined	('000 t)	3.4	2.5	2.7	25.1	11.9	8%	-21%	-53%
Molybdenum	('000 t)	2.8	3.9	4.6	6.8	15.6	16%	63%	130%
Salt	('000 t)	1,131	1,121	1,610	4,792	5,507	44%	42%	15%
Silver – mined	('000 ozs)	4,031	3,197	3,982	14,830	14,926	25%	-1%	1%
Silver – refined	('000 ozs)	944	830	814	3,344	3,538	-2%	-14%	6%
Talc	('000 t)	354	336	356	1,443	1,412	6%	0%	-2%
Uranium	(tonnes)	1,575	1,747	1,785	5,974	6,582	2%	13%	10%
Zinc – mined	('000 t)	11.7	8.1	8.7	73.8	37.2	7%	-25%	-50%

Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page.
Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the full year figures.

Fourth Quarter 2005 Operations Review	Page 7

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RIO TINTO SHARE OF PRODUCTION
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

ALUMINA
Production ('000 tonnes)
Comalco Alumina Refinery (a)	100%	175	196	228	191	220	175	835
Eurallumina	56%	154	148	150	150	153	597	601
Queensland Alumina	39%	342	366	401	384	375	1,459	1,526

Rio Tinto total alumina production		671	710	779	725	748	2,231	2,963

ALUMINIUM
Refined production ('000 tonnes)
Anglesey	51%	18.4	18.2	18.2	18.3	18.7	73.8	73.4
Bell Bay	100%	41.2	42.8	43.5	43.9	43.6	162.0	173.8
Boyne Island	59%	79.1	79.5	81.6	82.4	82.7	321.2	326.2
Tiwai Point	79%	70.4	67.8	70.0	72.0	70.6	279.5	280.3

Rio Tinto total aluminium production		209.1	208.3	213.3	216.6	215.6	836.5	853.7

BAUXITE
Production ('000 tonnes)
Boké (b)	0%	–	–	–	–	–	179	–
Weipa	100%	3,333	3,443	3,674	3,781	4,576	12,649	15,474

Rio Tinto total bauxite production		3,333	3,443	3,674	3,781	4,576	12,828	15,474

BORATES
Borates ('000 tonnes B2 O3 content)
Rio Tinto total borate production	100%	137	122	146	141	151	565	560

COAL - HARD COKING
Rio Tinto Coal Australia (c) ('000 tonnes)
Hail Creek Coal (d)	82%	1,100	1,136	1,223	1,208	1,270	4,633	4,838
Kestrel Coal	80%	289	766	729	547	315	2,127	2,357

Rio Tinto total hard coking coal production		1,389	1,902	1,952	1,755	1,585	6,760	7,195

COAL - OTHER *
Rio Tinto Coal Australia (c) ('000 tonnes)
Bengalla	30%	295	433	386	366	622	1,609	1,806
Blair Athol Coal	71%	2,157	1,892	1,789	1,994	1,876	8,712	7,551
Hunter Valley Operations	76%	2,762	2,525	2,292	2,259	2,293	10,046	9,369
Kestrel Coal	80%	61	160	227	143	89	499	619
Mount Thorley Operations	61%	573	597	648	664	491	2,149	2,400
Tarong Coal	100%	1,651	1,784	1,334	1,804	1,549	7,004	6,470
Warkworth	42%	757	602	622	766	657	2,926	2,647

Total Australian other coal		8,255	7,993	7,298	7,996	7,576	32,943	30,863

Kennecott Energy ('000 tonnes)
Antelope	100%	7,229	6,687	6,788	7,287	6,413	26,928	27,174
Colowyo	(e)	1,412	1,315	1,315	1,219	1,477	5,788	5,325
Cordero Rojo	100%	9,358	9,170	8,736	7,687	8,642	35,233	34,234
Decker	50%	1,235	540	872	841	890	3,916	3,144
Jacobs Ranch	100%	8,792	9,032	8,188	8,014	8,590	34,979	33,823
Spring Creek	100%	3,046	2,497	3,018	3,243	3,122	10,892	11,881

Total US coal		31,072	29,240	28,916	28,290	29,135	117,734	115,580

Rio Tinto total other coal production		39,327	37,233	36,214	36,286	36,710	150,677	146,443

COPPER
Mine production ('000 tonnes)
Bingham Canyon	100%	73.9	62.1	56.7	50.2	51.6	263.7	220.6
Escondida	30%	91.8	84.9	94.1	101.7	100.4	362.1	381.1
Grasberg - FCX (f)	0%	–	–	–	–	–	5.5	–
Grasberg - Joint Venture (f)	40%	24.0	25.7	22.0	23.6	38.2	48.0	109.6
Neves Corvo (g)	0%	–	–	–	–	–	23.0	–
Northparkes	80%	7.4	8.6	9.5	11.8	13.3	24.0	43.2
Palabora (h)	47%	7.9	6.9	7.7	8.2	7.2	26.8	30.0

Rio Tinto total mine production		204.9	188.2	190.1	195.4	210.7	753.1	784.4

Refined production ('000 tonnes)
Atlantic Copper (f)	0%	–	–	–	–	–	7.0	–
Escondida	30%	11.6	11.4	11.2	10.2	10.4	45.6	43.2
Kennecott Utah Copper	100%	61.6	57.2	41.5	68.1	65.1	246.7	232.0
Palabora (h)	47%	8.0	9.2	9.3	10.8	9.9	33.2	39.3

Rio Tinto total refined production		81.1	77.8	62.0	89.2	85.5	332.6	314.5

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
* Coal - other includes thermal coal and semi-soft coking coal.
See footnotes on page 10.

Fourth Quarter 2005 Operations Review	Page 8

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RIO TINTO SHARE OF PRODUCTION (continued)
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

DIAMONDS
Production ('000 carats)
Argyle	100%	9,011	8,633	9,393	5,995	6,455	20,620	30,476
Diavik	60%	901	1,049	1,509	1,306	1,098	4,545	4,963
Murowa (i)	78%	34	51	52	48	44	36	195

Rio Tinto total diamond production		9,946	9,733	10,954	7,349	7,598	25,202	35,635

GOLD
Mine production ('000 ounces)
Barneys Canyon	100%	5	4	4	4	4	22	16
Bingham Canyon	100%	109	115	95	92	99	308	401
Cortez/Pipeline	40%	87	88	110	89	74	421	361
Escondida	30%	15	16	13	13	13	65	55
Grasberg – FCX (f)	0%	–	–	–	–	–	14	–
Grasberg – Joint Venture (f)	40%	35	159	140	122	248	83	670
Greens Creek	70%	14	15	14	11	12	61	51
Kelian (j)	90%	90	31	8	–	–	295	38
Lihir (k)	0%	24	15	19	28	–	87	61
Morro do Ouro (l)	0%	23	–	–	–	–	96	–
Northparkes	80%	18	10	11	12	13	63	46
Rawhide	51%	6	6	5	3	4	25	18
Rio Tinto Zimbabwe (m)	0%	–	–	–	–	–	6	–
Others	–	1	2	2	2	2	7	7

Rio Tinto total mine production		428	460	420	376	469	1,552	1,726

Refined production ('000 ounces)
Kennecott Utah Copper	100%	68	90	76	92	110	300	369

IRON ORE
Production ('000 tonnes)
Channar	60%	1,312	1,524	1,311	1,371	980	5,855	5,186
Corumbá	100%	375	377	372	371	290	1,301	1,410
Eastern Range	(n)	1,272	1,295	1,831	1,897	1,536	2,970	6,559
Hamersley	100%	17,587	15,836	19,704	18,915	19,931	65,407	74,387
Iron Ore Company of Canada (o)	59%	2,058	2,014	2,459	2,292	2,424	6,541	9,188
Robe River	53%	6,299	6,572	6,489	7,341	7,362	25,684	27,764

Rio Tinto total mine production		28,903	27,618	32,166	32,187	32,522	107,757	124,494

LEAD
Mine production ('000 tonnes)
Greens Creek	70%	3.4	3.4	3.3	2.5	2.7	13.9	11.9
Zinkgruvan (p)	0%	–	–	–	–	–	11.2	–

Rio Tinto total mine production		3.4	3.4	3.3	2.5	2.7	25.1	11.9

MOLYBDENUM
Mine production ('000 tonnes)
Bingham Canyon	100%	2.8	3.9	3.3	3.9	4.6	6.8	15.6

NICKEL
Toll refined metal production (tonnes)
Rio Tinto Zimbabwe - Empress (m)	0%	–	–	–	–	–	1,619	–

SALT
Production ('000 tonnes)
Dampier Salt	65%	1,131	1,383	1,392	1,121	1,610	4,792	5,507

SILVER
Mine production ('000 ounces)
Bingham Canyon	100%	1,121	1,140	1,050	884	884	3,584	3,958
Escondida	30%	427	434	439	505	593	1,724	1,970
Grasberg – FCX (f)	0%	–	–	–	–	–	79	–
Grasberg – Joint Venture (f)	40%	583	118	249	280	718	784	1,364
Greens Creek	70%	1,664	2,120	1,797	1,313	1,562	6,821	6,791
Zinkgruvan (p)	0%	–	–	–	–	–	651	–
Others	–	235	209	193	216	226	1,187	843

Rio Tinto total mine production		4,031	4,020	3,726	3,197	3,982	14,830	14,926

Refined production ('000 ounces)
Kennecott Utah Copper	100%	944	755	1,138	830	814	3,344	3,538

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.
See footnotes on page 10.

Fourth Quarter 2005 Operations Review	Page 9

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RIO TINTO SHARE OF PRODUCTION (continued)

	Rio Tinto interest	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	FULL YEAR 2004	FULL YEAR 2005

TALC
Production ('000 tonnes)
Luzenac Group	100%	354	357	363	336	356	1,443	1,412

TIN
Mine production (tonnes)
Neves Corvo (g)	0%	–	–	–	–	–	59	–

TITANIUM DIOXIDE FEEDSTOCK
Production ('000 tonnes)
Rio Tinto Iron & Titanium	100%	319	321	328	327	335	1,192	1,312

URANIUM
Production (tonnes U3 O8 )
Energy Resources of Australia	68%	1,026	1,025	936	1,035	1,040	3,517	4,037
Rössing	69%	549	592	497	712	745	2,457	2,545

Rio Tinto total uranium production		1,575	1,617	1,434	1,747	1,785	5,974	6,582

ZINC
Mine production ('000 tonnes)
Greens Creek	70%	11.7	10.0	10.4	8.1	8.7	44.1	37.2
Zinkgruvan (p)	0%	–	–	–	–	–	29.7	–

Rio Tinto total mine production		11.7	10.0	10.4	8.1	8.7	73.8	37.2

Mine production figures for metals refer to the total quantity of metal produced in concentrates or doré bullion irrespective of whether these products are then refined on-site.
See footnotes below.

Production data notes

(a)	Comalco Alumina Refinery started production in the fourth quarter of 2004.

(b)	Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.

(c)	Rio Tinto Coal Australia manages all the operations below; including the mines which were previously reported separately under the Coal & Allied name.

(d)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.

(e)	Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

(f)	From mid 1995 until 30 March 2004, Rio Tinto held 23.93 million shares of Freeport-McMoRan-Copper & Gold (FCX) common stock from which it derived a share of production. This interest was sold to FCX on 30 March 2004. Also, through a joint venture agreement with FCX, Rio Tinto is entitled, as shown separately in the above tables, to 40% of additional material mined as a consequence of expansions and developments of theGrasberg facilities since 1998.

(g)	Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.

(h)	During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2%

(i)	Ore mining and processing at Murowa commenced during the third quarter of 2004.

(j)	Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005.

(k)	On 30 November 2005, Rio Tinto sold its interest in Lihir Gold; it had previously relinquished the management contract for Lihir at the end ofSeptember 2005. The production data are shown up to 30 September 2005, from which date the Rio Tinto interest in Lihir was held as an investment rather than being equity accounted.

(l)	Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

(m)	As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

(n)	Rio Tinto's share of production includes 100% of the production from the Eastern Range mine, which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.

(o)	Rio Tinto sold its 19% interest in the Labrador Iron Ore Royalty Income Fund on 23 March 2005. The Fund has a shareholding in Iron Ore Company of Canada but this was not included in the calculation of tonnage attributable to Rio Tinto.

(p)	Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Where Rio Tinto's beneficial interest in an operation has changed, as indicated above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto percentage interest shown above is at 31 December 2005.

Fourth Quarter 2005 Operations Review	Page 10

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RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	FULL YEAR 2004	FULL YEAR 2005

ALUMINIUM
Rio Tinto Aluminium
Weipa mine	100.0%
Queensland, Australia
Beneficiated bauxite production ('000 tonnes)		3,333	3,443	3,674	3,781	4,576	12,649	15,474
Metal grade bauxite shipments ('000 tonnes)		3,242	3,466	3,472	3,979	4,034	12,298	14,952
Calcined bauxite production ('000 tonnes)		44	32	42	34	22	168	130
Boké mine (a)	0.0%
Guinea
Bauxite production ('000 tonnes)		-	-	-	-	-	5,773	-
Comalco Alumina Refinery (b)	100.0%
Queensland, Australia
Alumina production ('000 tonnes)		175	196	228	191	220	175	835
Eurallumina refinery	56.2%
Sardinia, Italy
Alumina production ('000 tonnes)		274	264	267	267	273	1,064	1,070
Queensland Alumina refinery	38.6%
Queensland, Australia
Alumina production ('000 tonnes)		887	948	1,038	995	972	3,778	3,953
Anglesey Aluminium smelter	51.0%
United Kingdom
Primary aluminium production ('000 tonnes)		36.1	35.6	35.8	35.8	36.7	144.8	143.9
Bell Bay smelter	100.0%
Tasmania, Australia
Primary aluminium production ('000 tonnes)		41.2	42.8	43.5	43.9	43.6	162.0	173.8
Boyne Island smelter	59.4%
Queensland, Australia
Primary aluminium production ('000 tonnes)		135.8	132.5	136.1	137.9	138.4	540.5	544.9
Tiwai Point smelter	79.4%
New Zealand
Primary aluminium production ('000 tonnes)		88.6	85.4	87.7	90.2	88.1	350.3	351.4
Rio Tinto Aluminium share
Share of primary aluminium sales ('000 tonnes)		210.2	196.7	215.3	221.6	225.0	840.7	858.6

(a) Rio Tinto completed the sale of its 4.0% interest in the Boké mine on 25 June 2004. Production data are shown up to the date of sale.
(b) Comalco Alumina Refinery started production in the fourth quarter of 2004.

BORATES
Rio Tinto Borax	100.0%
California, US and Argentina
Borates ('000 tonnes) (a)		137	122	146	141	151	565	560
(a) Production is expressed as B 2 O 3 content.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 11

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RIO TINTO OPERATIONAL DATA

	Rio Tinto interest	4Q 2004	1Q 2005	2Q 2005	3Q 2005	4Q 2005	FULL YEAR 2004	FULL YEAR 2005

COAL
Kennecott Energy and Coal Company
Antelope mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		7,229	6,687	6,788	7,287	6,413	26,928	27,174
Colowyo mine	(a)
Colorado, US
Thermal coal production ('000 tonnes)		1,412	1,315	1,315	1,219	1,477	5,788	5,325
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		9,358	9,170	8,736	7,687	8,642	35,233	34,234
Decker mine	50.0%
Montana, US
Thermal coal production ('000 tonnes)		2,471	1,080	1,745	1,683	1,781	7,831	6,288
Jacobs Ranch mine	100.0%
Wyoming, US
Thermal coal production ('000 tonnes)		8,792	9,032	8,188	8,014	8,590	34,979	33,823
Spring Creek mine	100.0%
Montana, US
Thermal coal production ('000 tonnes)		3,046	2,497	3,018	3,243	3,122	10,892	11,881

Total coal production ('000 tonnes)		32,307	29,780	29,789	29,131	30,025	121,649	118,724

Total coal sales ('000 tonnes)		32,307	29,780	29,789	29,131	30,025	121,649	118,724

(a) Kennecott Energy has a partnership interest in the Colowyo mine but, as it is responsible under a management agreement for the operation of the mine, all of Colowyo's output is included in Rio Tinto's share of production.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 12

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

COAL (continued)
Rio Tinto Coal Australia (a)
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production ('000 tonnes)		975	1,430	1,274	1,208	2,053	5,312	5,965
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production ('000 tonnes)		3,027	2,655	2,512	2,799	2,634	12,229	10,600
Hail Creek Coal mine (b)	82.0%
Queensland, Australia
Hard coking coal production ('000 tonnes)		1,264	1,386	1,492	1,473	1,549	5,104	5,900
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production ('000 tonnes)		3,340	2,765	2,497	2,429	2,651	11,172	10,341
Semi-soft coking coal production ('000 tonnes)		308	570	530	555	378	2,097	2,033
Kestrel Coal mine	80.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		76	200	283	179	112	623	774
Hard coking coal production ('000 tonnes)		361	957	912	683	393	2,659	2,946
Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production ('000 tonnes)		817	718	612	836	529	2,762	2,695
Semi-soft coking coal production ('000 tonnes)		129	268	458	261	281	785	1,267
Tarong Coal mine	100.0%
Queensland, Australia
Thermal coal production ('000 tonnes)		1,651	1,784	1,334	1,804	1,549	7,004	6,470
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production ('000 tonnes)		1,560	1,380	1,335	1,736	1,495	5,552	5,946
Semi-soft coking coal production ('000 tonnes)		239	50	145	85	67	1,403	347

Total hard coking coal production ('000 tonnes)		1,625	2,343	2,403	2,157	1,943	7,763	8,846

Total hard coking coal sales ('000 tonnes)		1,734	1,973	2,312	1,557	1,684	6,864	7,526

Total other coal production ('000 tonnes) (c)		12,122	11,821	10,979	11,891	11,746	48,939	46,438

Total other coal sales ('000 tonnes) (d) (e)		11,526	12,409	10,813	12,424	11,816	48,780	47,463

Total coal production ('000 tonnes)		13,748	14,164	13,382	14,048	13,689	56,702	55,283

Total coal sales ('000 tonnes)		13,260	14,382	13,126	13,981	13,500	55,644	54,989

Rio Tinto Coal Australia share

Share of hard coking coal sales ('000 tonnes)		1,481	1,608	1,881	1,268	1,374	5,987	6,131

Share of other coal sales ('000 tonnes) (d) (e)		7,767	8,306	7,241	8,399	7,719	32,804	31,666

(a)	Rio Tinto Coal Australia manages all the operations below; the mines in New South Wales were previously reported separately under the Coal & Allied name.
(b)	Rio Tinto reduced its shareholding in Hail Creek from 92.0% to 82.0% on 15 November 2004.
(c)	Other coal production includes thermal coal and semi-soft coking coal.
(d)	Other coal sales includes thermal coal, semi-soft coking coal and semi-hard coking coal (a mixture of thermal coal and coking coal).
(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 13

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore treated ('000 tonnes)		20,925	19,913	21,725	22,255	22,161	82,378	86,054
Average copper grade (%)		1.47	1.41	1.51	1.59	1.58	1.51	1.53
Mill production (metals in concentrates):
Contained copper ('000 tonnes)		265.1	241.1	277.8	304.4	304.0	1,045.6	1,127.3
Contained gold ('000 ounces)		51	55	44	42	43	217	183
Contained silver ('000 ounces)		1,424	1,446	1,462	1,682	1,975	5,747	6,565

Oxide ore treated ('000 tonnes)		4,282	4,236	4,218	4,214	4,261	15,643	16,930
Average copper grade (%)		0.96	0.99	0.85	0.82	0.72	1.03	0.84
Contained copper in leachate/mined material ('000 tonnes)		41	42	36	35	31	162	143

Refined production:
Oxide plant production ('000 tonnes)		38.5	37.9	37.2	34.1	34.8	152.1	143.9

Freeport-McMoRan Copper & Gold (a)
Grasberg mine	0.0% (40.0% of the expansion)
Papua, Indonesia
Ore treated ('000 tonnes)		21,142	17,946	19,271	19,899	21,791	67,750	78,907
Average mill head grades:
Copper (%)		1.17	1.14	0.98	1.06	1.31	0.87	1.13
Gold (g/t)		1.20	1.62	1.43	1.16	2.33	0.88	1.65
Silver (g/t)		4.32	5.26	4.54	4.36	5.36	3.85	4.88
Production of metals in concentrates:
Copper in concentrates ('000 tonnes)		223.1	183.5	164.1	185.5	260.8	516.4	793.9
Gold in concentrates ('000 ounces)		684	788	750	609	1,400	1,584	3,546
Silver in concentrates ('000 ounces)		1,956	1,805	1,576	1,662	2,489	5,037	7,531

Sales of payable metals in concentrates: (b)
Copper in concentrates ('000 tonnes)		213.1	173.0	164.4	179.9	249.0	495.6	766.3
Gold in concentrates ('000 ounces)		652	743	759	594	1,342	1,524	3,438
Silver in concentrates ('000 ounces)		1,490	1,358	1,257	1,284	1,897	3,857	5,795
(a)	See note (f) on page 10 concerning Rio Tinto's previous direct interest in Freeport-McMoRan Copper & Gold and its continuing 40% interest in the expansion of Grasberg.
(b)	Net of smelter deductions.
Atlantic Copper smelter	0.0%
Spain
Concentrates and scrap smelted ('000 tonnes)		–	–	–	–	–	187.1	–
Copper anodes produced ('000 tonnes) (c)		–	–	–	–	–	57.5	–
Copper cathodes produced ('000 tonnes)		–	–	–	–	–	58.4	–
Copper cathode sales ('000 tonnes) (d)		–	–	–	–	–	50.8	–

(c) New metal excluding recycled material.
(d) Refers to copper cathode and wire rod sales.

Kelian Equatorial Mining (a)	90.0%
East Kalimantan, Indonesia
Ore treated ('000 tonnes)		2,141	826	–	–	–	8,451	826
Average ore grades:
Gold (g/t)		2.15	1.68	–	–	–	1.78	1.68
Silver (g/t)		4.61	2.29	–	–	–	4.15	2.29
Production:
Gold ('000 ounces)		100	34	8	–	–	328	43
Silver ('000 ounces)		86	27	4	–	–	295	32
Sales:
Gold ('000 ounces)		19	90	10	–	–	278	100
Silver ('000 ounces)		–	–	304	–	–	148	304

(a) Kelian ceased processing ore on 7 February 2005 and the final gold pour was on 27 May 2005. Mine closure programmes including reclamation, rehabilitation and sustainable monitoring continue.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 14

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

COPPER & GOLD (continued)
Kennecott Minerals Company
Cortez/Pipeline mine	40.0%
Nevada, US
Ore treated
Milled ('000 tonnes)		759	823	868	759	798	3,093	3,247
Leached ('000 tonnes)		8,619	8,021	5,962	5,725	3,352	34,649	23,059
Sold for roasting ('000 tonnes)		109	42	72	90	73	423	277
Average ore grade: gold
Milled (g/t)		3.82	4.78	5.62	4.81	4.71	5.43	5.00
Leached (g/t)		0.66	0.67	0.60	0.49	0.49	0.71	0.58
Sold for roasting (g/t)		7.95	7.26	6.52	6.73	8.89	6.76	7.33
Gold produced ('000 ounces)		217	220	274	223	186	1,051	904

Greens Creek mine	70.3%
Alaska, US
Ore treated ('000 tonnes)		189	168	178	154	151	731	651
Average ore grades:
Gold (g/t)		4.95	5.46	5.22	4.71	5.02	5.60	5.12
Silver (g/t)		533	735	608	527	615	571	623
Zinc (%)		10.9	10.8	10.5	9.6	10.4	11.1	10.3
Lead (%)		3.9	4.3	4.1	3.6	3.9	4.1	4.0
Metals produced in concentrates:
Gold ('000 ounces)		20	21	20	15	17	86	73
Silver ('000 ounces)		2,368	3,016	2,557	1,869	2,222	9,707	9,664
Zinc ('000 tonnes)		16.6	14.2	14.7	11.6	12.4	62.7	52.9
Lead ('000 tonnes)		4.8	4.8	4.7	3.5	3.8	19.8	16.9

Rawhide mine (a)	51.0%
Nevada, US
Metals produced in doré:
Gold ('000 ounces)		12	11	9	7	8	50	35
Silver ('000 ounces)		121	103	88	63	67	462	320

(a)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 15

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

COPPER & GOLD (continued)
Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced ('000 ounces)		5	4	4	4	4	22	16

(a) Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

Bingham Canyon mine	100.0%
Utah, US
Ore treated ('000 tonnes)		12,219	11,664	11,757	11,875	11,369	45,712	46,664
Average ore grade:
Copper (%)		0.67	0.60	0.53	0.47	0.51	0.63	0.53
Gold (g/t)		0.38	0.42	0.35	0.34	0.38	0.29	0.37
Silver (g/t)		3.60	3.75	3.36	2.81	3.02	3.04	3.23
Molybdenum (%)		0.055	0.063	0.057	0.052	0.058	0.033	0.058
Copper concentrates produced ('000 tonnes)		291	243	231	193	213	1,106	881
Average concentrate grade (% Cu)		25.3	25.5	24.4	26.0	24.1	23.8	25.0
Production of metals in copper concentrates:
Copper ('000 tonnes) (b)		73.9	62.1	56.7	50.2	51.6	263.7	220.6
Gold ('000 ounces)		109	115	95	92	99	308	401
Silver ('000 ounces)		1,121	1,140	1,050	884	884	3,584	3,958
Molybdenum concentrates produced ('000 tonnes):		5.3	7.1	6.3	7.6	8.6	12.9	29.5
Molybdenum in concentrates ('000 tonnes)		2.8	3.9	3.3	3.9	4.6	6.8	15.6
Kennecott smelter & refinery	100.0%
Copper concentrates smelted ('000 tonnes)		229	217	224	300	300	1,098	1,042
Copper anodes produced ('000 tonnes) (c)		54.8	50.4	43.1	68.6	67.3	239.6	229.3
Production of refined metal:
Copper ('000 tonnes)		61.6	57.2	41.5	68.1	65.1	246.7	232.0
Gold ('000 ounces) (d)		68	90	76	92	110	300	369
Silver ('000 ounces) (d)		944	755	1,138	830	814	3,344	3,538

(b) Includes a small amount of copper in precipitates.
(c) New metal excluding recycled material.
(d) Includes gold and silver in intermediate products.

Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated ('000 tonnes)		1,306	1,300	1,360	1,372	1,421	5,008	5,453
Average ore grades:
Copper (%)		0.93	1.06	0.97	1.17	1.27	0.79	1.12
Gold (g/t)		0.59	0.46	0.43	0.47	0.49	0.66	0.46

Copper concentrates produced ('000 tonnes)		25.5	30.2	33.7	39.5	43.9	83.0	147.2

Contained copper in concentrates:
Saleable production ('000 tonnes)		9.3	10.7	11.9	14.7	16.7	30.0	54.0
Sales ('000 tonnes) (a)		6.9	9.4	9.8	11.0	13.1	20.0	43.4
Contained gold in concentrates:
Saleable production ('000 ounces)		22.5	12.5	13.4	15.0	16.1	79.4	57.0
Sales ('000 ounces) (a)		18.1	15.5	9.0	10.6	14.7	59.9	49.9

(a) Rio Tinto's 80% share of material from the Joint Venture.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 16

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

COPPER & GOLD (continued)
Palabora (a)	47.2%
Palabora mine
South Africa
Ore treated ('000 tonnes)		2,314	2,156	2,459	2,572	2,349	8,657	9,536
Average ore grade: copper (%)		0.73	0.72	0.71	0.71	0.72	0.74	0.72
Copper concentrates produced ('000 tonnes)		52.2	48.0	48.4	52.9	47.8	187.7	197.1
Average concentrate grade: copper (%)		30.6	29.3	32.2	31.3	31.2	29.0	31.0
Copper in concentrates ('000 tonnes)		16.0	14.1	15.6	16.6	14.9	54.4	61.2
Palabora smelter/refinery
New concentrate smelted on site ('000 tonnes)		67.0	75.2	71.7	75.2	82.2	253.4	304.4
New copper anodes produced ('000 tonnes)		17.3	20.0	19.4	22.7	22.4	67.2	84.5
Refined new copper produced ('000 tonnes)		16.2	18.7	19.0	22.1	20.6	67.5	80.3
By-products:
Magnetite concentrate ('000 tonnes)		165	201	189	267	231	574	888
Refined nickel sulphate (tonnes)		41	34	57	37	57	167	186
Vermiculite plant
Vermiculite produced ('000 tonnes)		51	48	54	53	55	193	210

(a) During the second half of 2005, the conversion of debentures into ordinary shares resulted in a dilution of Rio Tinto's shareholding in Palabora from 49.2% to 47.2% .

Rio Tinto Brasil Limitada
Morro do Ouro mine (a)	0.0%
Minas Gerais, Brazil
Ore treated ('000 tonnes)		4,163	–	–	–	–	17,342	–
Average ore grade: gold (g/t)		0.46	–	–	–	–	0.45	–
Refined gold produced ('000 ounces)		46	–	–	–	–	188	–

(a) Rio Tinto sold its interest in Morro do Ouro on 31 December 2004. Production data are shown up to the date of sale.

Rio Tinto Zimbabwe (a)
Renco mine	0.0%
Zimbabwe
Ore treated ('000 tonnes)		–	–	–	–	–	146	–
Average ore grade: gold (g/t)		–	–	–	–	–	3.30	–
Total gold produced ('000 ounces)		–	–	–	–	–	11	–

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

Somincor (a)
Neves Corvo mine	0.0%
Portugal
Total ore treated ('000 tonnes) (b)		–	–	–	–	–	878	–
of which, treated to extract tin ('000 tonnes)		–	–	–	–	–	13	–
Average ore grades:
Copper (%)		–	–	–	–	–	6.04	–
Tin (%)		–	–	–	–	–	1.93	–
Copper production:
Copper concentrates produced ('000 tonnes)		–	–	–	–	–	198.3	–
Copper concentrate grade: copper (%)		–	–	–	–	–	23.7	–
Copper in concentrates produced ('000 tonnes)		–	–	–	–	–	46.9	–
Tin production:
Tin concentrates produced ('000 tonnes)		–	–	–	–	–	0.2	–
Tin concentrate grade: tin (%)		–	–	–	–	–	65.9	–
Tin in concentrates produced ('000 tonnes)		–	–	–	–	–	0.1	–

(a) Rio Tinto completed the sale of its 49% interest in Somincor on 18 June 2004. Production data are shown up to the date of sale.
(b) Total ore treated for both copper and tin production.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 17

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RIO TINTO OPERATIONAL DATA

							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

DIAMONDS
Argyle Diamonds	100.0%
Western Australia
AK1 ore processed ('000 tonnes)		2,618	2,342	2,358	2,111	2,158	9,576	8,969
AK1 diamonds produced ('000 carats)		9,011	8,633	9,393	5,995	6,455	20,620	30,476

Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed ('000 tonnes)		455	495	612	619	497	1,950	2,222
Diamonds recovered ('000 carats)		1,502	1,749	2,515	2,177	1,831	7,575	8,272

Murowa Diamonds (a)	77.8%
Zimbabwe
Ore processed ('000 tonnes)		27	29	28	49	73	30	178
Diamonds recovered ('000 carats)		44	66	67	61	57	47	251
(a) Ore mining and processing commenced during the third quarter of 2004.

IRON ORE
Hamersley Iron
Western Australia
Saleable iron ore production ('000 tonnes):
Paraburdoo, Mount Tom Price,
Marandoo, Yandicoogina and Brockman	100.0%	17,587	15,836	19,704	18,915	19,931	65,407	74,387
Channar	60.0%	2,187	2,540	2,185	2,284	1,634	9,759	8,644
Eastern Range	(a)	1,272	1,295	1,831	1,897	1,536	2,970	6,559

Total production ('000 tonnes)		21,046	19,671	23,720	23,097	23,101	78,135	89,590

Total sales ('000 tonnes) (b)		20,913	20,024	21,885	22,387	25,793	76,512	90,090

(a) Rio Tinto owns 54% of the Eastern Range mine which commenced production in March 2004. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto's share of production.
(b) Sales represent iron ore exported from Western Australian ports.

Iron Ore Company of Canada
Newfoundland & Labrador and Quebec in Canada
Carol Lake operations	58.7%
Saleable iron ore production:
Concentrates ('000 tonnes)		155	307	745	581	683	1,225	2,316
Pellets ('000 tonnes)		3,349	3,122	3,442	3,322	3,445	9,914	13,331
Sales:
Concentrate ('000 tonnes)		432	204	612	552	755	1,638	2,123
Pellets ('000 tonnes)		2,517	2,344	3,326	2,951	4,230	9,841	12,851

Rio Tinto Brasil
Corumbá mine	100.0%
Mato Grosso do Sul, Brazil
Saleable iron ore production ('000 tonnes) (a)		375	377	372	371	290	1,301	1,410
Sales ('000 tonnes)		362	392	243	391	276	1,381	1,303
(a) Production includes by-product fines.

Robe River Iron Associates
Pannawonica mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		7,610	7,333	7,574	8,076	7,998	29,970	30,981
Sales ('000 tonnes)		9,260	7,939	7,118	7,802	8,203	31,202	31,062
West Angelas mine	53.0%
Western Australia
Saleable iron ore production ('000 tonnes)		4,276	5,067	4,670	5,775	5,891	18,490	21,403
Sales ('000 tonnes)		4,764	4,932	4,469	5,902	6,187	19,226	21,491

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 18

Back to Index

RIO TINTO OPERATIONAL DATA
							FULL	FULL
	Rio Tinto	4Q	1Q	2Q	3Q	4Q	YEAR	YEAR
	interest	2004	2005	2005	2005	2005	2004	2005

NICKEL
Rio Tinto Zimbabwe (a)
Empress Nickel refinery	0.0%
Zimbabwe
Production (tonnes)		–	–	–	–	–	2,889	–

(a) As a result of the corporate restructuring completed on 8 July 2004, Rio Tinto has ceased to be an ordinary shareholder in the renamed RioZim but will retain a reduced cash participation in its gold and nickel assets for a period of ten years.

SALT
Dampier Salt	64.9%
Western Australia
Salt production ('000 tonnes)		1,742	2,130	2,144	1,726	2,480	7,380	8,480

TALC
The Luzenac Group	100.0%
Australia, Europe, and North America		355	357	363	336	356	1,444	1,412
Talc production ('000 tonnes)

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa
(Rio Tinto share)
Titanium dioxide feedstock production ('000 tonnes)		319	321	328	327	335	1,192	1,312

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (tonnes U3 O8 )		1,500	1,499	1,369	1,514	1,521	5,143	5,903

Rössing Uranium Ltd	68.6%
Namibia
Production (tonnes U3 O8 )		801	863	725	1,038	1,086	3,582	3,711

ZINC
Zinkgruvan Mining AB	0.0%
Sweden
Ore treated ('000 tonnes)		–	–	–	–	–	335	–
Average ore grades:
Zinc (%)		–	–	–	–	–	9.6	–
Lead (%)		–	–	–	–	–	3.9	–
Silver (g/t)		–	–	–	–	–	86	–
Production of zinc concentrate ('000 tonnes)		–	–	–	–	–	53.5	–
Production of lead concentrate ('000 tonnes)		–	–	–	–	–	15.8	–

Production of metal in concentrates:
Zinc ('000 tonnes)		–	–	–	–	–	29.7	–
Lead ('000 tonnes)		–	–	–	–	–	11.2	–
Silver ('000 ounces)		–	–	–	–	–	651	–

(a) Rio Tinto completed the sale of its 100% interest in the Zinkgruvan mine on 2 June 2004. Production data are shown up to the date of sale.

Rio Tinto percentage interest shown above is at 31 December 2005. The data represent full production and sales on a 100% basis unless otherwise stated.

Fourth Quarter 2005 Operations Review	Page 19

INDEX TO OPERATIONAL DATA
		Page			Page
Aluminium			Gold (continued)

Anglesey Aluminium smelter	UK	11	Morro do Ouro	Brazil	17
Bell Bay smelter	Australia	11	Northparkes	Australia	16
Boké	Guinea	11	Rio Tinto Zimbabwe:		17
Boyne Island smelter	Australia	11	–Renco	Zimbabwe	17
Comalco Alumina Refinery	Australia	11
Eurallumina	Italy	11	Iron Ore
Queensland Alumina	Australia	11
Tiwai Point smelter	New Zealand	11	Corumbá	Brazil	18
Weipa	Australia	11	Hamersley:	Australia	18
			–Brockman	Australia	18
Borates			–Channar	Australia	18
			–Eastern Range	Australia	18
Boron	US	11	–Marandoo	Australia	18
Tincalayu	Argentina	11	–Mt Tom Price	Australia	18
			–Paraburdoo	Australia	18
Coal			–Yandicoogina	Australia	18
			Iron Ore Company of Canada	Canada	18
Kennecott Energy & Coal:	US	12	Robe River	Australia	18
–Antelope	US	12
–Colowyo	US	12	Lead/Zinc
–Cordero Rojo	US	12
–Decker	US	12	Kennecott Minerals:	US	15
–Jacobs Ranch	US	12	–Greens Creek	US	15
–Spring Creek	US	12	Zinkgruvan	Sweden	19
Rio Tinto Coal Australia:	Australia	13
–Bengalla	Australia	13	Molybdenum
–Blair Athol	Australia	13
–Hail Creek	Australia	13	Bingham Canyon	US	16
–Hunter Valley Operations	Australia	13
–Kestrel	Australia	13	Nickel
–Mount Thorley Operations	Australia	13
–Tarong	Australia	13	Empress refinery	Zimbabwe	19
–Warkworth	Australia	13
			Salt
Copper
			Dampier Salt	Australia	19
Escondida	Chile	14
Freeport Copper & Gold:	US	14	Silver
–Grasberg	Indonesia	14
–Atlantic Copper smelter	Spain	14	Bingham Canyon	US	16
Kennecott Utah Copper:	US	16	Escondida	Chile	14
–Bingham Canyon	US	16	Grasberg	Indonesia	14
–Kennecott smelter and refinery	US	16	Greens Creek	US	15
Neves Corvo	Portugal	17	Zinkgruvan	Sweden	19
Northparkes	Australia	16
Palabora mine and smelter	South Africa	17	Talc

Diamonds			Luzenac	Australia/Europe/
				US/Canada	19
Argyle Diamonds	Australia	18
Diavik Diamonds	Canada	18	Tin
Murowa	Zimbabwe	18
			Neves Corvo	Portugal	17
Gold
			Titanium dioxide feedstock
Escondida	Chile	14
Freeport Copper & Gold:	US	14	QIT mine and smelter	Canada	19
–Grasberg	Indonesia	14	Richards Bay Minerals mine and
Kennecott Utah Copper:	US	16	smelter	South Africa	19
–Barneys Canyon	US	16
–Bingham Canyon	US	16	Uranium
Kelian	Indonesia	14
Kennecott Minerals:	US	15	Energy Resources of Australia	Australia	19
–Cortez/Pipeline	US	15	–Ranger	Australia	19
–Greens Creek	US	15	Rössing	Namibia	19
–Rawhide	US	15

Fourth Quarter 2005 Operations Review	20